Cybin Obtains Exclusive License to a Novel Catalog of Psychedelic-Based Compounds

- Provides access to large catalog of compounds complementary to Company’s preclinical assets -

- Strengthens drug discovery and development platform to build future potential novel drug candidates -

- Supports broad intellectual property portfolio of innovative psychedelic-based molecules –

Toronto, Ontario — September 27, 2022 – Cybin Inc. (NEO:CYBN) (NYSE AMERICAN:CYBN) (“Cybin” or the “Company”), a biopharmaceutical company focused on progressing Psychedelics to Therapeutics™, is pleased to announce that, through its wholly-owned subsidiary Cybin IRL Limited, it has entered into an agreement with Mindset Pharma Inc. (CSE: MSET) (FSE: 9DF) (OTCQB: MSSTF) (“Mindset”) to acquire an exclusive license to an extensive targeted class of tryptamine-based molecules from Mindset (the “Agreement”).

Pursuant to the Agreement, Cybin has paid Mindset a one-time license fee of US $500,000 with additional milestones payable upon the successful completion of certain future milestones. Notably, the Agreement:
•provides Cybin access to a catalog of molecules that complement Cybin’s current preclinical library, with both complementary chemistry and properties;
•expands Cybin’s discovery and development platform to provide an enduring runway and pipeline of future drug candidates while broadening the space where Cybin has protected access to patent-eligible molecules and formulations; and
•strengthens Cybin’s intellectual property reach and scope of protection in support of continued investment in psychedelic therapeutics for mental health conditions.
“This exclusive license bolsters the breadth of Cybin’s IP holdings while adding a significant number of compounds to our growing library of psychedelic derivative drug development candidates,” said Doug Drysdale, Cybin’s Chief Executive Officer. “In addition to the value created from progressing our clinical stage programs for CYB003 and CYB004, our discovery and development engine will continue to be an asset for the Company as we leverage strategic M&A opportunities, including this one, to strengthen our competitive advantage and support our goal of developing new and innovative psychedelic treatments for mental health conditions and other areas of high unmet need. We are pleased to work with Mindset who, like Cybin, has a deep-rooted understanding of psychedelic science.”

The Agreement includes an initial license fee payment by Cybin to Mindset of US $500,000 as well as additional clinical development milestone payments (the “Milestone Payments”) payable only upon the successful completion of certain milestones contemplated in the Agreement (the “Milestones”). The Milestone Payments could total up to US $9,500,000, with the first Milestone Payment, in the amount of US $500,000, payable upon completion of a Phase 1 clinical trial. At the sole discretion of Cybin, the Milestone Payments may be payable in cash or in common shares in the capital of Cybin, or a combination thereof, subject to the approval of the Neo Exchange Inc. (the “NEO”) and upon the successful completion of the Milestones, including the approval and commercialization of the first drug candidate. The Agreement also contemplates a sales royalty of approximately 2% for all commercialized licensed products within the scope of the Agreement, which is customary for drug licensing agreements of this nature.
About Cybin
Cybin is a leading ethical biotechnology company, working with a network of world-class partners and internationally recognized scientists, on a mission to create safe and effective therapeutics for patients to address a multitude of mental health issues. Headquartered in Canada and founded in 2019, Cybin is operational in Canada, the United States, the United Kingdom, the Netherlands and Ireland. The Company is focused on progressing Psychedelics to Therapeutics by engineering proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for mental health disorders.

Cautionary Notes and Forward-Looking Statements

Certain statements in this press release constitute forward-looking information. All statements other than statements of historical fact contained in this press release, including, without limitation, statements regarding Cybin’s future, strategy, plans, objectives, goals and targets, and any statements preceded by, followed by or that include the words “believe,” “expect,” “aim,” “intend,” “plan,” “continue,” “will,” “may,” “would,” “anticipate,” “estimate,” “forecast,” “predict,” “project,” “seek,” “should” or similar expressions or the negative thereof, are forward-looking statements. Forward-looking statements in this news release include statements regarding the Cybin’s proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens to potentially treat psychiatric disorders; the completion of any of the Milestones; the payment of any of the Milestone Payments; and Cybin’s expectation that the Agreement will expand Cybin’s R&D pipeline of potential treatments for mental health disorders and potentially other areas of high unmet needs.

These forward-looking statements are based on reasonable assumptions and estimates of management of Cybin and Mindset at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements to materially differ from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors, among other things, include: fluctuations in general macroeconomic conditions; fluctuations in securities markets; expectations regarding the size of the psychedelics market; the ability of the Cybin to successfully achieve its business objectives; plans for growth; political, social and environmental uncertainties; employee relations; the presence of laws and regulations that may impose restrictions in the markets where Cybin operates; and the risk factors set out in Cybin's management's discussion and analysis for the three months ended June 30, 2022 and Cybin's annual information form for the year ending March 31, 2022, which are available under the Company's profile on www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. Although the forward-looking statements contained in this news release are based upon what management believes, or believed at the time, to be reasonable assumptions, Cybin cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements and information contained in this news release. The Cybin assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Cybin makes no medical, treatment or health benefit claims about Cybin’s proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds. The efficacy of such products has not been confirmed by approved research. There is no assurance that the use of psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds can diagnose, treat, cure or prevent any disease or condition. Rigorous scientific research and clinical trials are needed. Cybin has not conducted clinical trials for the use of its proposed products. Any references to quality, consistency, efficacy and safety of potential products do not imply that Cybin verified such in clinical trials or that Cybin will complete such trials. If Cybin cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on Cybin’s performance and operations.

Neither the NEO nor the NYSE American LLC stock exchange have approved nor disapproved the contents of this news release and are not responsible for the adequacy and accuracy of the contents herein.

Investors & Media Contact:
Leah Gibson
Vice President, Investor Relations & Strategic Communications
Cybin Inc.
irteam@cybin.com – or – media@cybin.com

Gabriel Fahel
Chief Legal Officer
Cybin Inc.
1-866-292-4601